

15046176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

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SEC FILE NUMBER
8- 47724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE UNIVERSITY PLAZA- SUITE 301
(No. and Street)

HACKENSACK　　　　　　　NEW JERSEY　　　　　　07601
　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – if individual, state last, first, middle name)

3001 AVENUE M　　　　BROOKLYN　　　　NEW YORK　　　11210
(Address)　　　　　　　(City)　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB
3/18

OATH OR AFFIRMATION

I, __ILANA BEN-MAYOR__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __INTERNATIONAL CORRESPONDENT TRADING, INC.__ , as of __DECEMBER 31__ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
V.P.

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Correspondent Trading, Inc.
One University Plaza- Suite 301
Hackensack, New Jersey 07601

We have audited the accompanying financial statements of International Correspondent Trading, Inc. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of Income, changes in Shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. International Correspondent Trading, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of International Correspondent Trading, Inc. as of December 31, 2014,

and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Correspondent Trading, Inc.'s financial statements. The supplemental information is the responsibility of International Correspondent Trading, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jell & Ettinger

February 18, 2015

Brooklyn, NY

INTERNATIONAL CORRESPONDENT TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

<u>ASSETS</u>		
Cash	$	283,762
Receivables	$	68,542
Other securities	$	394,599
Other assets	$	7,632
TOTAL ASSETS	$	754,535
LIABILITIES AND STOCKHOLDERS' EQUITY		
<u>LIABILITIES</u>		
Accounts payable and accrued liabilities	$	59,260
TOTAL LIABILITIES	$	59,260
<u>STOCKHOLDERS' EQUITY</u>		
Common stock, $10 par value; 200 shares authorized;		
100 shares issued and outstanding	$	1,000
Additional paid-in capital	$	399,090
Retained earnings	$	295,185
TOTAL STOCKHOLDERS' EQUITY	$	695,275
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	754,535

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES

Commission income	$	1,955,990
Net gain <loss> from securities transactions	$	(5,856)
Interest and dividend income	$	8,785
Other income	$	21,609
TOTAL REVENUES	$	**1,980,528**

EXPENSES

Employee compensation and benefits	$	894,000
Floor brokerage, exchange, and clearance fees	$	242,446
Communications and data processing fees	$	488,093
Occupancy	$	102,678
Other expenses	$	257,888
TOTAL EXPENSES	$	**1,985,105**

NET INCOME <LOSS> BEFORE TAXES	$	(4,577)
PROVISION FOR TAXES	$	1,525
NET INCOME <LOSS>	$	(6,102)

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings
Stockholders' equity - January 1, 2014	$ 701,377	$ 1,000	$ 399,090	$ 301,287
Net income	$ (6,102)			$ (6,102)
Stockholders' equity - December 31, 2014	$ 695,275	$ 1,000	$ 399,090	$ 295,185

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income <loss>		$ (6,102)
Adjustments to reconcile net income to net		
Cash used in operating activities		
Decrease in receivables	$ 2,178	
Increase in other securities	$ (2,878)	
Decrease in accounts payable	$ (71,797)	
Decrease in other assets	$ 30,267	
Decrease in pension payable	$ (52,508)	$ (94,740)
TOTAL CASH FLOWS USED IN OPERATING ACTIVITIES		$ (100,842)
NET DECREASE IN CASH		$ (100,842)
CASH AT BEGINNING OF YEAR		$ 384,604
CASH AT END OF YEAR		$ 283,762

SUPPLEMENTAL DISCLOSURES

Taxes paid	$ 1,525	

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2014

Credits		
Stockholders' equity	$	695,275
Debits		
Worthless securities	$	-
Security deposits	$	7,632
Total debits	$	7,632
Net capital before haircuts	$	687,643
Haircuts on securities	$	7,892
Net capital	$	679,751
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $168,284 or $100,000	$	(100,000)
Excess net capital	$	579,751
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement		
Ratio of aggregate indebtedness to net capital		9%
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	59,260

No material differences exist between the above computation and the computation included in
the Company's corresponding unaudited Form X-17A-5 Part IIA filing

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE II

International Correspondent Trading, Inc. tri-party Clearing Agreement with Williams Financial Group, LLC (WFG) and National Financial Services, LLC. (NFS)   National Financial Services LLC. Under the terms of the Agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2014.

INTERNATIONAL CORRESPONDENT TRADING, INC.

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE III

International Correspondent Trading, Inc. operates pursuant to the Section (k)(2) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no possession and control requirements.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The company engages in trading and other activities related to the securities industry.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred. Transactions in securities and financial instruments, recorded at fair value, and commission income and related expenses, are recorded on a trade-date basis. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers in the statement of financial condition, netted by broker-dealer.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Concentrations of Credit Risk

The Company clears its trades through a tri-party Clearing Agreement with Williams Financial Group, LLC (WFG) and National Financial Services, LLC. (NFS). This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

As a securities broker, International Correspondent Trading, Inc. (ICTI) acts as an agent and executes securities transactions on behalf of its customers. ICTI introduces its customers and their transactions for settlement and clearing to its clearing broker, Williams Financial Group LLC, and its clearing broker National Financial Services, on a fully disclosed basis.
The clearing agreement between ICTI and its clearing broker stipulates that ICTI is obligated to assume any exposure related to the transactions that these customers perform with ICTI brokers. These activities may expose ICTI to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In such cases, if a customer fails to satisfy its obligations, ICTI may be required to purchase or sell financial instruments at current market prices in order to fulfill the customer's obligations. ICTI seeks to control off-balance-sheet risk by monitoring its customer's transactions and their portfolio holdings , calculating margin risk, as well as imposing trade limits to its brokers, and reviewing information it receives from its clearing broker on a daily basis.

The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

Financial Instrument Information

The Company's investments are reported at their fair value at the measurement date. The fair value of the investments is based on quoted prices in active markets, sometimes referred to as a Level 1 measurement.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

Related Party

The Company receives and executes trades for accounts that are affiliated with the Principals

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a tri-party Clearing Agreement with Williams Financial Group, LLC (WFG) and National Financial Services, LLC. (NFS)   National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

The outstanding balance at year end was $68,542

NOTE 3 - OTHER ASSETS - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company has a security deposit in the amount of $7632.00 with its landlord.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts for allocation of trades to its customers. The company does not make markets nor does it have an inventory, As of December 31, 2014 there were no positions of securities.

NOTE 6 - COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 7 - TAXES

The Company elected to be treated as an S-Corporation for Federal and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors; however, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company's contributions to the plan were $0 for the year ending December 31, 2014.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2014, the Company had net capital of $ 679,751 which exceeded requirements by $579,751.00

NOTE 10 - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space from Venture Hackensack , LLC.. The lease commenced on October 1st, 2014 . The monthly rent paid is $3515.41 payable the first of each month through August 31st, 2019

For 2015 the annual cost will be $42,185.00

For 2016 the annual cost will be $42,185.00

For 2017 the annual cost will be $42,185.00

For 2018 the annual cost will be $42,185.00

For 2019 the annual cost will be $28123.28

NOTE 11 - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on job classification, length of service, and other factors. It is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 12 - OTHER SECURTIES

Other securities consist of money market accounts.

NOTE 13 – UNCERTAIN TAX POSITIONS

The company adopted the income standard related to the recognition and measurement of uncertain tax positions. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the accounting standards did not have an impact on the Company's financial statements. The Company is subject to regular audit by tax authorities.

The Company believes that it has appropriate support for positions taken on its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts filed. Management believes that its Organizational status would be sustained upon examination. The company is no longer subject to federal tax examinations for the years prior to 2011 and no longer subject to state income tax examinations for the years prior to 2011.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the statement of financial position date of December 31, 2014 through February 18, 2015, the date the financial statements were available to be issued. There were no subsequent events during this period that require recognition or disclosure in the financial statements.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Correspondent Trading, Inc.
One University Plaza- Suite 301
Hackensack, New Jersey 07601

We have reviewed management's statements, included in the accompanying Exemption Provisions in SEC Rule 15c3-3(k) throughout Fiscal Year 2014, in which (1) International Correspondent Trading, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Correspondent Trading, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) International Correspondent Trading, Inc. stated that International Correspondent Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Correspondent Trading, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Correspondent Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Zell & Ettinger

Brooklyn, NY 11210

February 18, 2015

INTERNATIONAL CORRESPONDENT TRADING, INC.

SUPPLEMENTAL REPORT ON INTERNAL CONTROLS

EXEMPTION PROVISIONS IN SEC RULE 15C3-3(K) (2)(ii) THROUGHOUT FISCAL YEAR 2014

International Correspondent Trading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):*(2)(ii)*
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

International Correspondent Trading, Inc.

I, Ilana Benmayor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Finop compliance and operations

February 18, 2015

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
International Correspondent Trading, Inc.
One University Plaza- Suite 301
Hackensack, New Jersey 07601

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by International Correspondent Trading, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating International Correspondent Trading, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). International Correspondent Trading, Inc.'s management is responsible for the International Correspondent Trading, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 18, 2015

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14**********1622***************************MIXED AADC 220
047724   FINRA   DEC
INTERNATIONAL CORRESPONDENT TRADING INC
1 UNIVERSITY PLZ STE 301 ONE UNFERSITY PLAZA DR
HACKENSACK NJ 07601-6205
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___4345___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___703___)

      7/15/2014

      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   ___3642.___

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:

      Check enclosed, payable to SIPC

      Total (must be same as F above) $ ___3642.___

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTERNATIONAL Corr. Trading, IN.

(Name of Corporation, Partnership or other organization)

_____

(Authorized Signature)

Dated the 28 day of Jan , 20 15 .

V. P.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____

      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,980,528

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — $

    (2) Net loss from principal transactions in securities in trading accounts. — $

    (3) Net loss from principal transactions in commodities in trading accounts. — $

    (4) Interest and dividend expense deducted in determining item 2a. — $

    (5) Net loss from management of or participation in the underwriting or distribution of securities. — $

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — $

    (7) Net loss from securities in investment accounts. — $

    Total additions — $

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 242,446

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

       Enter the greater of line (i) or (ii) — 242,446

       Total deductions

2d. SIPC Net Operating Revenues — $ 1,738,082

2e. General Assessment @ .0025 — $ 4,345

(to page 1, line 2.A.)

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